

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

<u>Via E-mail</u>
Joseph W. Dziedzic
Vice President and Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, Virginia 23226

     Re: The Brink's Company
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 28, 2011
            File No. 001-09148

Dear Mr. Dziedzic:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ David R. Humphrey

            David R. Humphrey
            Accounting Branch Chief